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5/30/13

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ANNUAL AUDITED REPORT
FORM X-17A-5 / /A
PART III

SEC FILE NUMBER
8-66358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY MUTUAL FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 OLYMPIC BLVD., SUITE 140 EAST
(No. and Street)

SANTA MONICA (City) CA (State) 90404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN W. PERNOLL 310-586-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

16133 VENTURA BLVD., SUITE 450, ENCINO, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/5/13

OATH OR AFFIRMATION

I, MARTIN W. PERNOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAY MUTUAL FINANCIAL, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

SHAWN SAVAGE
Commission # 1958541
Notary Public - California
Los Angeles County
My Comm. Expires Oct 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bay Mutual Financial, LLC

Financial Statements

December 31, 2012 and 2011

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Independent Auditor's Report

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

We have audited the accompanying statements of financial condition of Bay Mutual Financial, LLC as of December 31, 2012 and 2011, and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note I, the financial statements for the years ended December 31, 2012 have been restated.

Lichter, Yu + Associates

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 25, 2013, except for Note E and I, which is as of April 9, 2013.

Bay Mutual Financial, LLC
Statements of Financial Condition

Assets

	December 31,	
	2012 (Restated)	2011
Current Assets		
Cash	$ 1,473	$ 18,656
Commissions receivable	85,491	65,218
Prepaid expenses	9,416	9,416
Total Current Assets	96,380	93,290
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $34,155 and $31,330	970	3,795
Total Fixed Assets	970	3,795
Other Assets		
Deposits and other assets	70,265	100,000
Total Other Assets	70,265	100,000
Total Assets	$ 167,615	$ 197,085

Liabilities and Members' Equity

	2012 (Restated)	2011
Current Liabilities		
Accounts payable and accrued expenses	$ 151,451	$ 123,443
Income tax payable	3,500	-
Total Current Liabilities	154,951	123,443
Members' Equity	12,664	73,642
Total Liabilities and Members' Equity	$ 167,615	$ 197,085

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statements of Operations

	Years Ended December 31, 2012 (Restated)	2011
Revenue		
Commissions and fees	$ 1,472,916	$ 1,007,548
Total Revenue	1,472,916	1,007,548
Expense		
Salaries, payroll taxes and benefits	712,754	537,436
Rent	166,392	145,658
Professional services	161,029	88,701
Clearing charges	76,009	75,334
Errors	45,397	2,827
Marketing	13,004	22,280
Depreciation	2,825	2,510
Regulatory and licensing	20,296	14,847
Insurance	24,516	11,388
Telephone	34,544	31,974
Travel expenses	32,016	53,027
Other expenses	178,075	136,135
Total Expenses	1,466,857	1,122,117
Income (Loss) Before Provision for Income Taxes	6,059	(114,569)
Income tax provision	6,800	3,300
Net Loss	$ (741)	$ (117,869)

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statements of Changes in Members' Equity

	December 31,	
	2012 (Restated)	2011
Members' Equity		
Balance at beginning of year	$ 73,642	$ 142,720
Members' contribution	36,500	59,245
Members' distribution	(96,737)	(10,454)
Net loss	(741)	(117,869)
Balance at end of year	$ 12,664	$ 73,642

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statements of Cash Flows

	Years Ended December 31, 2012 (Restated)	2011
Cash flows from operating activities:		
Net loss	$ (741)	$ (117,869)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	2,825	2,510
Decrease (Increase) in receivable from brokers and dealers	(20,273)	(19,913)
Decrease (Increase) in prepaid expenses and deposits	29,735	-
Increase in accounts payable and accrued expenses	28,008	85,650
(Decrease) Increase in income tax payable	3,500	-
Total Adjustments	43,795	68,247
Net cash provided by (used in) operations	43,054	(49,622)
Cash flows from financing activities:		
Members' contribution	36,500	59,245
Members' distribution	(96,737)	(10,454)
Net cash provided by (used in) financing activities	(60,237)	48,791
Net change in cash	(17,183)	(831)
Cash at beginning of period	18,656	19,487
Cash at end of period	$ 1,473	$ 18,656
Supplemental cash flow disclosures:		
Income tax payments	$ 3,300	$ 3,300

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Notes to Financial Statements

NOTE A Organization:

Bay Mutual Financial, LLC (the "Company") was organized in the State of California on June 12, 2003, as a broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note B Summary of Significant Accounting Policies:

Revenue Recognition:

The Company recognizes income and expense on the accrual basis.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America ("GAAP") require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Customer Transactions:

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.
Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Remaining life of lease at time of acquisition

Bay Mutual Financial, LLC
Notes to Financial Statements
(Continued)

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2012 and 2011, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2012 and 2011, the Company had not taken any significant uncertain tax positions on its tax returns for 2012 and prior years or in computing its tax provision for 2012.

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2012 and 2011 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $6,800 and $3,300, respectively.

NOTE C Cash:

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California and Jersey City, New Jersey. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2012 and 2011, there were no uninsured cash balances.

NOTE D Fixed assets:

At December 31, 2012 and 2011, Furniture, Leasehold Improvements and Equipment consisted of the following:
A summary is as follows:

	December 31, 2012	December 31, 2011
Office equipment	$ 35,125	$ 35,125
	35,125	35,125
Less accumulated depreciation	(34,155)	(31,330)
	$ 970	$ 3,795

Depreciation expense was $2,825 and $2,510 for the years ended December 31, 2012, and 2011, respectively.

NOTE E Net capital requirement (Restated):

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital requirements of $10,335 and $8,234, respectively and net capital of approximately $873 and $34,839, respectively.

The Company as of December 31, 2012 had a net capital deficiency of $9,462.

NOTE F Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE G Leases:

The Company leases two offices under non-cancelable operating leases. The leases expire in February 2014 and June 2014. Rent expense for year ended December 31, 2012 and 2011 was $166,392 and $145,658, respectively. The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ended December 31,		
2013	$	157,528
2014		76,126
	$	233,654

NOTE H Subsequent Event:

The Company has evaluated subsequent events through February 25, 2013 except for Note E and I which the Company has evaluated subsequent events through April 9, 2013 the date on which the restated financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

NOTE I Restatements:

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2012, the Company determined that certain transactions and presentation in the financial statements had not been accounted for properly in the Company's financial statements. Specifically, the amount accrued for payroll as of December 31, 2012. The Company decided to restate the financial statements for the year ended December 31, 2012.

The effect of the restatements is as follows:

Statements of Financial Condition

	2012 (Reported)	2012 (Restated)
Assets		
Current Assets		
Cash	$ 1,473	$ 1,473
Commissions receivable	85,491	85,491
Prepaid expenses	9,416	9,416
Total Current Assets	96,380	96,380
Fixed Assets		
Furniture and equipment, net	970	970
Total Fixed Assets	970	970
Other Assets		
Deposits and other assets	70,265	70,265
Total Other Assets	70,265	70,265
Total Assets	$ 167,615	$ 167,615
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 137,191	$ 151,451
Income tax payable	3,500	3,500
Total Current Liabilities	140,691	154,951
Members' Equity	26,924	12,664
Total Liabilities and Members' Equity	$ 167,615	$ 167,615

Statements of Operations

	2012 (Reported)	2012 (Restated)
Revenue		
Commissions and fees	$ 1,472,916	$ 1,472,916
Total Revenue	1,472,916	1,472,916
Expense		
Salaries, payroll taxes and benefits	698,494	712,754
Rent	166,392	166,392
Professional services	161,029	161,029
Clearing charges	76,009	76,009
Errors	45,397	45,397
Marketing	13,004	13,004
Depreciation	2,825	2,825
Regulatory and licensing	20,296	20,296
Insurance	24,516	24,516
Telephone	34,544	34,544
Travel expenses	32,016	32,016
Other expenses	178,075	178,075
Total Expenses	1,452,597	1,466,857
Income (Loss) Before Provision for Income Taxes	20,319	6,059
Income tax provision	6,800	6,800
Net Loss	$ 13,519	$ (741)

Statements of Changes in Members' Equity

	2012 (Reported)	2012 (Restated)
Members' Equity		
Balance at beginning of year	$ 73,642	$ 73,642
Members' contribution	36,500	36,500
Members' distribution	(96,737)	(96,737)
Net loss	13,519	(741)
Balance at end of year	$ 26,924	$ 12,664

Statements of Cash Flows

	2012 (Reported)	2012 (Restated)
Cash flows from operating activities:		
Net loss	$ 13,519	$ (741)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	2,825	2,825
Decrease (Increase) in receivable from brokers and dealers	(20,273)	(20,273)
Decrease (Increase) in prepaid expenses and deposits	29,735	29,735
Increase in accounts payable and accrued expenses	13,748	28,008
(Decrease) Increase in income tax payable	3,500	3,500
Total Adjustments	29,535	43,795
Net cash provided by (used in) operations	43,054	43,054
Cash flows from financing activities:		
Members' contribution	36,500	36,500
Members' distribution	(96,737)	(96,737)
Net cash provided by (used in) financing activities	(60,237)	(60,237)
Net change in cash	(17,183)	(17,183)
Cash at beginning of period	18,656	18,656
Cash at end of period	$ 1,473	$ 1,473
Supplemental cash flow disclosures:		
Income tax payments	$ 3,300	$ 3,300

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

Schedule I

	2012 (Reported)	2012 (Restated)
Members' Equity	$ 26,924	$ 12,664
Less Non Allowable Assets		
Prepaid expenses	9,416	9,416
Fixed assets	970	970
Total Non Allowable Assets	10,386	10,386
Less Haircuts	1,405	1,405
Net Capital	$ 15,133	$ 873
Total Liabilities	$ 140,691	$ 154,951
Aggregated Indebtedness	140,691	154,951
Net Capital Required	5,000	5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	9,384	10,335
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	9,384	10,335
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 1,064	$ (14,622)

Reconciliation of Net Capital Computation with Focus II Report

Schedule II

	2012 (Reported)	2012 (Restated)
Net Capital Per Focus II Report	$ 45,585	$ 45,585
Decrease (Increase) in non allowable assets	8,341	8,341
Members' distribution	(96,737)	(96,737)
Increase (Decrease) in income due to audit adjustments	57,944	43,684
Net Capital	$ 15,133	$ 873

Reconciliation of Audit Adjustments:

	2012 (Reported)	2012 (Restated)
Correction of expense accounts	$ 96,737	$ 96,737
Increase (decrease) in receivables	22,643	22,643
(Increase) decrease in income tax provision	(3,500)	(3,500)
(Increase) decrease in accrued expenses	(34,811)	(49,071)
(Increase) decrease in payables	(14,781)	(14,781)
Increase (decrease) in non allowable asset - fixed assets	(8,344)	(8,344)
Increase (Decrease) in income due to audit adjustments	$ 57,944	$ 43,684

Supplemental Schedules

Bay Mutual Financial, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

Schedule I

	December 31,	
	2012 (Restated)	2011
Members' Equity	$ 12,664	$ 73,642
Less Non Allowable Assets		
Commissions receivable	-	23,592
Prepaid expenses	9,416	9,416
Fixed assets	970	3,795
Total Non Allowable Assets	10,386	36,803
Less Haircuts	1,405	2,000
Net Capital	$ 873	$ 34,839
Total Liabilities	$ 154,951	$ 123,443
Aggregated Indebtedness	154,951	123,443
Net Capital Required	5,000	5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	10,335	8,234
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	10,335	8,234
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ (14,622)	$ 22,495

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Reconciliation of Net Capital Computation with Focus II Report

Schedule II

	December 31, 2012 (Restated)	December 31, 2011
Net Capital Per Focus II Report	$ 45,585	$ 14,862
Decrease (Increase) in non allowable assets	8,341	43,645
Members' distribution	(96,737)	(10,454)
Increase (Decrease) in income due to audit adjustments	43,684	(13,214)
Net Capital	$ 873	$ 34,839

Reconciliation of Audit Adjustments:

	2012 (Restated)	2011
Correction of expense accounts	$ 96,737	$ 10,454
Increase (decrease) in receivables	22,643	-
(Increase) decrease in income tax provision	(3,500)	-
(Increase) decrease in accrued expenses	(49,071)	(21,157)
(Increase) decrease in payables	(14,781)	-
Increase (decrease) in non allowable asset - fixed assets	(8,344)	(2,511)
Increase (Decrease) in income due to audit adjustments	$ 43,684	$ (13,214)

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3

December 31, 2012 and 2011

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of December 31, 2012, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 25, 2013

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bay Mutual Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bay Mutual Financial LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bay Mutual Financial LLC's management is responsible for the Bay Mutual Financial LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 3095 in the amount of $1,779 and check to be issued in the amount of $1,173, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lutton, Yu + Associates

February 25, 2013
Encino, California

Bay Mutual Financial, LLC
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Commissions and fees	$ 1,472,916
Total revenue audited for the year ended December 31, 2012	1,472,916
Total revenue reported on Form SIPC-7T	1,472,916
(Over) Under reported	$ -

See Independent Accountant's Report

Bay Mutual Financial, LLC
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.	$	(76,009)
Total adjustments reported on Form SIPC-7T		(76,009)
General Ledger Comparison:		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.		76,009
(Over) Under reported	$	-

See Independent Accountant's Report

Bay Mutual Financial, LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	1,472,916
Total adjustments reported on Form SIPC-7T		(76,009)
SIPC net operating revenues	$	1,396,907
General assessment @ .0025	$	3,492
Amount reported on Form SIPC-7T	$	3,492
(Over) Under reported	$	-

See Independent Accountant's Report